================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                   FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                FEBRUARY 04, 2005

                                  ------------

                                 AKZO NOBEL N.V.
                (Translation of registrant's name into English)

                76, Velperweg, 6824 BM  Arnhem, the Netherlands
                   (Address of principal executive offices)

                                   0 - 017444
                            (Commission file number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

================================================================================

Report for the year 2004 and the 4th quarter

Key Figures

----------------------------------------------------------------------------------------
Millions of euros (EUR)                          Full year
-----------------------------------------------  ---------------------------------------
                                                 2004         2003*       change %
                                                 ----------   ---------   --------------
                 Net income excl. nonrec. items         770         811         (5)/4***
                            - per share, in EUR        2.69        2.84

                                     Net income         856         602              42
                            - per share, in EUR        3.00        2.11

                                          Sales
                                         Pharma       3,246       3,550              (9)
                                       Coatings       5,249       5,160               2
                                      Chemicals       4,305       4,470        (4)/1****
                                          Other        (112)       (129)
                                                 ----------  ----------
                                          Total      12,688      13,051              (3)
                                                 ==========  ==========

                      Operating income** (EBIT)
                                         Pharma         522         692     (25)/(14)***
                                       Coatings         421         414               2
                                      Chemicals         354         341         4/21****
                                          Other         (87)       (100)
                                                 ----------  ----------
                                          Total       1,210       1,347             (10)
                                                 ==========  ==========
                        Return on sales**, in %         9.5        10.3
                              Interest coverage         9.8         8.1

                       Number of employees*****      61,450      64,580
----------------------------------------------------------------------------------------

    -     Net income up 42%
    -     Net income excluding nonrecurring items 5% lower
    -     Autonomous growth 2%
    -     Restructurings paying off
    - Divestments completed - EUR 1 billion proceeds; EUR 0.5 billion pretax book profit
    -     Significant  nonrecurring  charges  -  restructuring,   antitrust  and
          Remeron (R) cases
    -     Pharma - margin protection program mitigating effect top-line decline
    - Coatings - shift to growth mode; raw materials impact increasing in the fourth quarter
    -     Chemicals - strong performance improvement; new strategic focus
    -     Dividend maintained - EUR 1.20
    -     Outlook - aspiring to achieve net income** within the range of 2004

    * 2003 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.
    **    Excluding nonrecurring items.
    *** Excluding the initial Pfizer payment for the asenapine cooperation of EUR 88 million received in 2003 (EUR 70 million after taxes).
    ****  Continued operations.
    ***** At December 31.

Report for the year and the 4th quarter of 2004

(R) or (TM) indicates trademarks in one or more countries.

This report is based on Netherlands GAAP, as applied by Akzo Nobel. As of 2005 Akzo Nobel will report its financial statements in accordance with IFRS. For the impact of IFRS on the Company's statement of income and balance sheet in the first three quarters of 2004 reference is made to "IFRS-based reporting Q-1 - Q-3 2004" published on the Company's website (www.akzonobel.com). The IFRS-based reporting for the full year 2004 will be published on April 7, 2005.

The 2004 Annual Report will be published on February 17, 2005, in print and as PDF file on the Akzo Nobel website.

The Report for the 1st Quarter of 2005 will be published on April 19, 2005.

Note
The 2003 comparative figures for Coatings and Chemicals have been adjusted for a minor regrouping of activities between these two groups.

Autonomous sales growth is defined as the change in sales attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Operational performance is defined as the change in operating income excluding effects from currency translation, divestments, and change in pension charges.

Nonrecurring items relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructuring and impairment charges, significant gains and losses on the disposal of businesses, and costs related to major law suits and antitrust cases, not meeting the requirements for extraordinary items. Operating income before nonrecurring items is one of the key figures management uses to assess the Company's performance, as this figure better reflects the underlying trends in the results of the activities.

Unless indicated otherwise, discussions in this report, such as earnings developments, exclude nonrecurring items.

Invested capital, as also used in the calculation of ratios, excludes amounts related to the minimum pension liability.

EVA is calculated by deducting from net operating profit after taxes (NOPAT) a capital charge representing the cost of capital calculated on the basis of an average return investors expect. The elements of the EVA calculation cannot be derived directly from the data given in the financial statements, as it takes into account certain adjustments such as addition of nonrecurring items to capital, inclusion of service costs for pensions only, and special treatment of strategic investments and acquisitions.

Safe Harbor Statement*

This report contains statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook for 2005", should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more complete discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the Company's website www.akzonobel.com.

*     Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Report for the year and the 4th quarter of 2004

----------------------------------------------------------------------------------------------------------------------------------
C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   I N C O M E
4th quarter                            Millions of euros                                       Full year
------------------------------------   ------------------------------------------------------  -----------------------------------
2004           2003        Ch. %                                                               2004         2003          Ch. %
------------  ----------   ---------                                                           ----------   -----------
       3,040       3,111          (2)  Sales                                                       12,688        13,051       (3)
      (2,786)     (2,670)              Operating costs                                            (11,478)      (11,704)
------------  ----------                                                                       ----------   -----------
         254         441         (42)  Operating income* (EBIT)                                     1,210         1,347      (10)
         (28)        (38)              Financing charges                                             (123)         (166)
------------  ----------                                                                       ----------   -----------
         226         403               Operating income* less financing charges                     1,087         1,181
         (72)       (130)              Taxes                                                         (323)         (366)
------------  ----------                                                                       ----------   -----------
         154         273         (44)  Earnings* of consolidated companies, after taxes               764           815       (6)
          18           6               Earnings* from nonconsolidated companies                        41            36
------------  ----------                                                                       ----------   -----------
         172         279               Earnings* before minority interest                             805           851
          (7)        (11)              Minority interest                                              (35)          (40)
------------  ----------                                                                       ----------   -----------
         165         268         (38)  Net income excluding nonrecurring items                        770           811       (5)
         (75)       (163)              Nonrecurring items, after taxes and minority interest           86          (209)
------------  ----------                                                                       ----------    ----------
          90         105         (14)  Net income                                                     856           602       42
============  ==========                                                                       ==========    ==========

         8.4        14.2               Return on sales*, in %                                         9.5          10.3
         9.1        11.6               Interest coverage                                              9.8           8.1

                                       Net income excl. nonrecurring items per share, in EUR
        0.58        0.94               - basic                                                       2.69          2.84
        0.58        0.93               - diluted                                                     2.69          2.83

                                       Net income per share, in EUR
        0.31        0.37               - basic                                                       3.00          2.11
        0.31        0.37               - diluted                                                     2.99          2.10

                                       Dividend, in EUR                                              1.20          1.20

                                       EVA                                                            430           520

         389         607         (36)  EBITDA                                                       1,803         1,999      (10)

         172         201               Capital expenditures                                           551           581
         121         148               Depreciation                                                   540           599
-----------------------------------------------------------------------------------------------------------------------------------
*     Excluding nonrecurring items.

                                       3

Report for the year 2004

Year 2004 - net income* 5% lower; net borrowings down EUR 1.3 billion

Net income excluding nonrecurring items was down 5% to EUR 770 million, which is EUR 2.69 per share (2003: EUR 2.84). Earnings of Coatings and Chemicals increased, mainly attributable to growth and cost savings, partially offset by increasing raw material and energy prices. As expected Pharma's results were down due to the loss of Remeron (R) sales, while 2003 earnings benefited from the initial payment of EUR 88 million from Pfizer for the asenapine cooperation.

Including a net nonrecurring gain of EUR 86 million, net income was EUR 856 million, up 42% on 2003 net income of EUR 602 million.

EVA decreased by EUR 90 million to EUR 430 million, largely due to the decline at Pharma, as 2003 included the asenapine payment (EUR 70 million after taxes). Coatings and Chemicals achieved EVA improvements.

Autonomous sales growth of 2%
Sales in 2004 were EUR 12.7 billion, down 3% on the previous year. Autonomous growth was 2%, which did not fully compensate the negative effect of currency translation (3%) and of divestments and acquisitions (on balance 2%). Sales developed as follows:

--------------------------------------------------------------------------------------------------------------
                                                                               Currency          Divestments/
In %                   Total             Volume             Price              translation       acquisitions
--------------------   -----------      -------------       ------------       -----------       -------------
               Pharma           (9)                (7)                 1                (3)                 -
             Coatings            2                  4                  1                (2)                (1)
            Chemicals           (4)                 4                  1                (3)                (6)
           Akzo Nobel           (3)                 1                  1                (3)                (2)
--------------------------------------------------------------------------------------------------------------


The negative currency translation impact predominantly related to the weakening of the U.S. dollar and various Asian currencies.

Acquisitions principally concerned Timpe & Mock (deco wholesaler in Germany) and AON Motor Accident Management (United Kingdom), while divestments mainly related to Impregnated Papers sold in 2003 and Catalysts and Phosphorus Chemicals sold in 2004.

*     Excluding nonrecurring items.

Report for the year 2004

Operating income - down 10%
Operating income was EUR 1,210 million, on balance 10% below 2003. Return on sales was 9.5%, compared with 10.3% in 2003. Operating income developed as follows:



----------------------------------------------- -----------------------------------------------------------------------------------
                                                                              Change from 2003
                     Operating      -------------------------------------------------------------------------------------
                     income* for                   Operational                        Currency        Lower pension
Millions of euros    2004              Total       performance        Divestments     translation     charges
-------------------  -------------  ---------   --------------     --------------     -----------    --------------------
             Pharma            522       (170)           (153)**                -             (30)                    13
           Coatings            421          7               15                 (5)            (16)                    13
          Chemicals            354         13               35                (27)             (7)                    12
           Other***            (87)        13                1                                  -                     12
                     -------------  ---------  ---------------    ---------------     ------------  ---------------------
         Akzo Nobel          1,210       (137)            (102)               (32)            (53)                    50
-------------------------------------- ---------- ---------------------------------------------------------------------------------


*    Excluding nonrecurring items.
** Includes the effect of the initial Pfizer payment of EUR 88 million for the asenapine cooperation, received in 2003.
*** "Other" mainly comprises pension costs related to former employees of divested operations and results of the (intermediate) holding companies and the captive insurance companies.


All groups felt the impact of weaker key currencies, but benefited from lower pension costs.

Pharma's earnings were down on the previous year, when the initial Pfizer payment of EUR 88 million for the asenapine cooperation was included. The income decline due to the loss of the Remeron (R) market exclusivity in the United States continued but bottomed out in the latter part of the year. In the rest of the world, Remeron (R) held up in the first part of the year, but toward the end sales started to erode. Sales of Puregon (R) and Livial (R) were also lower, but picked up again in the fourth quarter of 2004. The impact of these sales declines was partially offset by cost savings. Diosynth's result was significantly down to break-even level.

Coatings and Chemicals clearly benefited from 5% autonomous growth for each group and their major cost-saving programs but both were also impacted by significantly increasing raw material and energy prices.

R&D expenses were EUR 823 million, which is 6.5% of sales. For 2003, this was EUR 887 million and 6.8%, respectively. Pharma's R&D expenses were maintained at 16% of sales, reflecting its continuous commitment to research and development. In 2004, Organon again spent 19% of its sales on research. For Coatings and Chemicals this ratio remained unchanged at some 3%.

Financing charges decreased from EUR 166 million in 2003 to EUR 123 million in 2004, reflecting the substantial reduction of net borrowings as a result of proceeds from divestments. In addition, due to the weaker U.S. dollar, interest denominated in this currency translated into lower financing charges. Interest coverage improved from 8.1 to 9.8. EBITDA coverage was 14.7 (2003: 12.0).

Report for the year 2004

Earnings from nonconsolidated companies at EUR 41 million were substantially up on 2003. Flexsys did significantly better than in 2003, which more than offset the loss of earnings from the divested Catalysts joint ventures. The Company's remaining 20%-stake in its former Fibers activities and the Turkish printing inks joint venture Dyo Sadolin also did better.

On balance, a significant net nonrecurring gain
The Company recorded substantial nonrecurring gains and losses during 2004, on balance amounting to a net gain of EUR 86 million.


-----------------------------------------------------------------------------------------------------------------------
                                                                                      Restructuring
Millions of euros                                                 Impairments         charges             Total
----------------------------------------------------------------  -----------------   -----------------   -------------
                                                          Pharma                (31)                (20)            (51)
                                                        Coatings                (16)                (38)            (54)
                                                       Chemicals                (27)                (63)            (90)
                                                           Other                                     (4)             (4)
                                                                  -----------------   -----------------   -------------
                      Total restructuring and impairment charges                (74)               (125)           (199)
                                                                  =================   =================
                                            Gain on divestments*                                                    509
                                       Remeron (R) court cases**                                                    (89)
                     Addition to provision for antitrust cases**                                                   (110)
                                                           Other                                                    (21)
                                                                                                           ------------
                                        Gross nonrecurring items                                                     90
                                                           Taxes                                                  25***
                                                                                                           ------------
                       Nonrecurring items consolidated companies                                                    115
                    Nonrecurring items nonconsolidated companies                                                    (29)
                                                                                                           ------------
                                          Net nonrecurring items                                                     86
-------------------------------------------------------------------------------------- --------------------------------


* It should be noted that no final settlement has been reached yet for some of these divestments, so that the amounts recognized at this moment are best estimates and could change at a later stage, once the final settlement has been reached.
** Reference is made to the disclosures on pages 98 and 99 in the Akzo Nobel Annual Report 2003, which will be updated in the 2004 Annual Report.
*** Taxes on the net nonrecurring gain are positive, as a major part of the gains on divestments is tax exempt, while there is a tax credit on the restructuring charges and most other charges.

Pharma's nonrecurring restructuring losses mainly concern impairment and closure costs of the Organon production site in West Orange, New Jersey, and other worldwide cost reduction programs. Settlement of most of the Remeron (R) cases resulted in a charge of EUR 89 million.

Coatings restructuring charges predominantly concern the rationalization programs at Car Refinishes.

Report for the year 2004

Restructurings and impairments at Chemicals relate to the closure of a Surface Chemistry site in the United Kingdom, the chlorine production in Bohus, Sweden, and staff cuts at Polymer Chemicals in Germany.

The gains on divestments mainly related to Catalysts, Phosphorus Chemicals, and Coating Resins.

Mainly due to the recently imposed fines by the European Commission for breaching competition laws in the markets for monochloroacetic acid and choline chloride, the Company included a EUR 60 million charge in the fourth quarter, on top of the EUR 50 million recognized in the second quarter of 2004. The Company is still considering to appeal the fines imposed.

Nonrecurring losses for nonconsolidated companies consist of antitrust charges recognized at Flexsys and nonrecurring charges for Acordis.

Focus on costs continued - workforce reduction of 2,650
The number of employees developed as follows:


-----------------------------------------------------------------------------------------------------------------------
                     December 31,                               Divestments/       Other             December 31,
                     2004                  Restructurings       acquisitions       changes           2003
------------------   --------------------  ------------------  -----------------  ----------------  -------------------
             Pharma                19,390              (1,410)               (80)              200               20,680
           Coatings                29,070                (660)               580               810               28,340
          Chemicals                11,890                (530)            (2,110)              120               14,410
              Other                 1,100                 (50)                                                    1,150
                     --------------------  ------------------  -----------------  ----------------  -------------------
         Akzo Nobel                61,450              (2,650)            (1,610)            1,130               64,580
-------------------- --------------------------------------------------------------------------------------------------

The Company was well prepared to face the multitude of challenges of the year. Ongoing restructuring programs were vigorously pursued, and various new programs were started to address pressure on our earnings. As a result, our workforce was reduced by 2,650 people. Since the start of our major program in 2001, our restructuring actions have resulted in a headcount reduction by almost 9,000.

Our strong focus on restructuring, costs, and cash did not prevent us from investing in new growth opportunities in high growth regions. We are actively participating in attractive growth in Asia, particularly China, and in Eastern Europe.

Report for the year 2004

2003 divestment program at Chemicals completed - balance sheet substantially strengthened; creating room to maneuver
During 2004, the Company divested Catalysts, Phosphorus Chemicals, and Coating Resins from its Chemicals portfolio to strengthen the balance sheet and create more room to maneuver. These divestments generated EUR 1.0 billion, resulting in a pretax book profit of EUR 0.5 billion. In addition, capital expenditures and working capital were kept under tight control. As a result, in 2004 the Company reduced net borrowings by EUR 1.3 billion. The Company has a sound balance sheet with a gearing of 0.36, which positions it well for future growth.

In 2005, we will continue to manage our funds in a highly disciplined manner and expect capital expenditures in the order of magnitude of EUR 650 million, up from 2004 due to our projects in the Netherlands and Brazil.

Pension funding status - improved in 2004

Pension charges
Under SFAS 87 pension charges trail developments in the pension funding situation by one year. During 2003, stock markets recovered somewhat from the drop in 2002. As a result, pension charges for 2004 decreased by some EUR 50 million compared to 2003. In 2004, financial markets recovered further, as a result of which 2005 pension charges are expected to drop by an additional EUR 70 million.

Minimum pension liability
As a result of the improved funding situation in 2004, the after-tax minimum pension liability charged against shareholders' equity decreased from EUR 816 million to EUR 749 million at December 31, 2004, increasing shareholders' equity by EUR 67 million.

Pension premiums paid
Pension premiums to be paid by the Company are based on local regulations and arrangements with Akzo Nobel's pension funds. In the first quarter of 2004, the Company paid an additional EUR 50 million into the pension fund in the Netherlands on top of normal pension premiums.

Dividend maintained - EUR 1.20
A dividend of EUR 1.20 per common share will be proposed at the General Meeting of Shareholders of April 21, 2005. In November 2004, an interim dividend of EUR
0.30 was declared and paid. Adoption of this proposal will result in a dividend payment of EUR 343 million, a payout ratio of 45% relative to net income*, which is above our normal range of 35-40%.

Starting April 25, 2005, Akzo Nobel shares will trade ex-dividend. The final dividend will be made payable on May 2, 2005.

*   Excluding nonrecurring items.

Report for the year 2004

New strategic focus for Chemicals
We will streamline the Chemicals portfolio in order to competitively realign the business for growth, profitability, and leadership positions in selected markets. These efforts will result in a smaller portfolio that is stronger, creates more value, and is better structured to meet our financial expectations. The Chemicals activities will be concentrated in five business units: Pulp & Paper Chemicals, Polymer Chemicals, Surfactants, Functional Chemicals, and Base Chemicals (the latter will comprise the Chlor-Alkali, Electrolysis Salt, and Energy businesses). We are committed to ensure that leading positions-which are key to our new strategy-will be established or consolidated. Expansion in growth markets such as China will also be prioritized.

As a consequence of this new focus, the Company intends to divest several businesses that do not fit this new strategy, including Ink and Adhesive Resins, Oleochemicals, Salt Specialties, PVC Additives, Solar Salt Australia, and Methyl Amines/Choline Chloride. All the activities earmarked for divestment represent a total of around EUR 750 million in 2004 sales, and any bids will be expected to reflect the value of the businesses concerned.

Outlook for 2005 - aspiring to achieve net income* within the range of 2004
We look to the future with cautious optimism and expect that we will be able to grow the top line of the Company in 2005 across the portfolio. Our bottom line will benefit from this growth but will also be impacted by raw material prices-which are still increasing-and the further weakening of currencies against the euro. In human healthcare especially, we will have to rise to the challenge during 2005 of finding the right balance between investing in R&D and premarketing, while actively defending margins. In spite of the very challenging and unpredictable economic conditions (currencies and raw material prices), we aspire to achieve a net income* within the range of 2004.

*  Excluding nonrecurring items.

Report for the year 2004

Pharma - margin protection program mitigating effect top-line decline
------------------------------------ ------------------------------------------- ---------------------------------------
4th quarter                          Millions of euros                           Full year
----------------------------------  -------------------------------------------  ---------------------------------------
2004         2003      Change %                                                  2004         2003        Change %
----------   -------   -----------                                               ----------   ---------   --------------
                                     Sales
       509       582                 Organon                                          2,010       2,273
       261       256                 Intervet                                         1,024       1,010
        83       134                 Diosynth                                           366         479
       (37)      (71)                Intragroup sales/other                            (154)       (212)
----------   -------                                                             ----------    --------
       816       901            (9)  Total                                            3,246       3,550             (9)

       119       285    (58)/(40)**  Operating income* (EBIT)                           522         692     (25)/(14)**

      14.6    31.6***                Return on sales*, in %                            16.1      19.5***

      30.4      30.5                 S&D expenses as % of sales                        31.5        31.6

      18.2      14.8                 R&D expenses as % of sales                        16.0        15.9

                                     EVA                                                189         331

       158       332           (52)  EBITDA                                             690         868            (21)

        47        65                 Capital expenditures                               158         210

                                     Invested capital****                             2,387       2,506

                                     Return on invested capital, in %                  21.3        27.8
                                     Capital turnover                                  1.33        1.43

                                     Number of employees****                         19,390      20,680

-----------------------------------------------------------------------------------------------------------------------------------


*    Excluding nonrecurring items.
** Excluding the initial Pfizer payment for the asenapine cooperation of EUR 88 mln.
*** Excluding the initial Pfizer payment for the asenapine cooperation, return on sales for the fourth-quarter and the full-year was 21.9% and 17.0%, respectively.
**** At December 31.

-    Sales down - due to lower volumes at Organon and Diosynth and currencies -
-    Organon
     -    cost saving programs - successful
     - Remeron (R) - major decline due to generic competition in United States; starting to erode in rest of world during the fourth quarter
     -    HT products - sales pressure bottomed out
     -    contraceptives - NuvaRing (R) strong growth
-    Diosynth - severely suffering from overcapacity; restructurings completed
-    Integration of Organon and Diosynth
-    Intervet - improved performance

Report for the year 2004

Pharma continued to work hard to reduce the complexity within its business units and improve operational efficiencies. U.S. dollar weakness and increasingly stiff competition made these steps all the more important. Despite Pharma's best efforts, sales and operating income were down substantially, continuing the downward trend triggered in December 2002 by the loss of exclusivity of Remeron
(R), which until then had been our leading antidepressant. In 2003, Pharma also benefited from the payment of EUR 88 million for the asenapine cooperation by Pfizer.

Addressing the Remeron (R) lifecycle management issues was the biggest challenge for Organon in 2004. Organon entered into several agreements with generic companies to help market the product while managing Remeron (R)SolTab (R), which remains exclusive in some markets. Also, most of the key lawsuits concerning Remeron (R) in the United States were settled.

Sales of Organon's key products developed as follows:


------------------------------------------------------------------------------------------------------------------------
                  Autonomous growth
4th quarter       relative to, %                                                                     Autonomous
                  -------------------------                                                          growth relative
2004              Q-4 2003         Q-3 2004   Millions of euros or %              Full year 2004     2003, %
------------      -----------   -----------   --------------------------          --------------     ---------------


           9              (70)            3   Remeron (R) in U.S.                             47                 (75)
          72              (19)           (6)  Remeron (R) in rest of world                   316                   -
         132               (2)            2   Contraceptives                                 522                   4
          24               76             7   - of which NuvaRing (R)                         81                 115
          78               (8)           15   Puregon (R)/Follistim (R)                      285                 (11)
          41              (14)            4   Livial (R)                                     160                 (17)

------------------------------------------------------------------------------------------------------------------------

R&D achievements help move Organon forward and the progress made in 2004 give us confidence. Follistim (R)-AQ (TM) cartridge was approved in the United States, which should add to sales of this key fertility product. The asenapine program with Pfizer has made good progress. Phase III is well under way; FDA and European EMEA submissions are planned for early 2007. The approvable letter for the Implanon (R) birth control implant will also positively affect the second half of 2005 in the United States. There was, however, some negative R&D news, most notably the FDA rejection of our application for the antidepressant gepirone ER.

Diosynth had a very difficult year with sales down 24%, reflecting the overall situation of the contract manufacturing industry. In the biotechnology segment, several new manufacturing contracts were awarded, some of which may prove significant in the future.

In August, we announced the integration of Diosynth and Organon, which will combine Pharma's know-how, especially in the biotechnology area, and simplify supply chain management. Third-party customers of Diosynth will continue to be served under the Diosynth name.

The major news in the animal health sector was the recurrence of avian flu. Intervet provided support to various governments in addressing this serious threat. It also took steps to improve operational efficiency, the first results of which are clearly reflected in earnings.

Report for the year 2004

Coatings - shift to growth mode; raw materials impact increasing
--------------------------------------- --------------------------------------- --------------------------------------
4th quarter                             Millions of euros                       Full year
-------------------------------------   --------------------------------------  --------------------------------------
2004         2003*       Change %                                               2004        2003*       Change %
----------   ---------   ------------                                           ---------   ---------   --------------
                                        Sales
       401         374                  Decorative Coatings                         1,911       1,842
       391         375                  Industrial activities                       1,592       1,489
       249         211                  Car Refinishes/Nobilas                        927         880
       213         205                  Marine & Protective Coatings                  875         832
       (14)         (1)                 Intragroup sales/other                        (56)        (12)
----------   ---------                                                          ---------   ---------
     1,240       1,164              7   Total continued operations                  5,249       5,031              4
                                        Impregnated papers                                        129
----------   ---------                                                          ---------   ---------
     1,240       1,164              7   Total                                       5,249       5,160              2

        56          82            (32)  Operating income** (EBIT)                     421         414              2
       4.5         7.0                  Return on sales**, in %                       8.0         8.0

                                        EVA                                           156         153

        89         119            (25)  EBITDA                                        556         561             (1)

        39          51                  Capital expenditures                          122         124

                                        Invested capital***                         2,057       2,043
                                        Return on invested capital, in %             20.5        19.4
                                        Capital turnover                             2.56        2.42

                                        Number of employees***                     29,070      28,340
-----------------------------------------------------------------------------------------------------------------------------------

* 2003 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.
**   Excluding nonrecurring items.
***  At December 31.

-    Autonomous growth 5% - mainly Asia Pacific and United States
-    32% of sales realized in emerging markets
- Steep increase of raw material prices - increasing pressure on margins in the fourth quarter
-    Decorative Coatings - improved performance from cost savings
-    Marine & Protective and industrial activities - further improved
-    Car Refinishes - major worldwide restructuring set in motion

Report for the year 2004

Coatings recorded a ROI of 20.5%-a leap forward compared to the previous year-underscoring the road map to our medium-term ROI target of 25%. This was achieved through high volume growth and tight cost control, despite steeply increasing raw material costs and difficult economic circumstances in Europe. All business units achieved performance gains, except for Car Refinishes, where a major restructuring program is being implemented to address this situation. In the fourth quarter of 2004, margins were under pressure from increased raw material prices, in particular in the industrial activities.

In 2004, sales grew autonomously by 5%, mainly in emerging markets, which now represent 32% of worldwide sales. We opened two new multipurpose Industrial Finishes sites in China and a new Non-Stick Coatings facility in Brazil. Marine & Protective Coatings established International Paint Japan to serve Japanese and worldwide marine coatings customers also directly in this important market. We also completed investments in two new Powder Coatings sites in China and a new Decorative Coatings facility in Vietnam.

During the year, we established Nobilas Claims & Fleet Solutions as a separate business unit to fully exploit the potential to become the leading provider in all areas of accident management services.

We continued to improve our business mix by divesting eight small noncore businesses and making selective acquisitions, such as Rhenacoat coil coatings in France and BASF's joinery business.

Decorative Coatings Europe remained focused on extending its distribution channels by acquiring ten wholesalers. In Germany-the biggest coatings market in Europe-we stepped up efforts to improve our position by acquiring Timpe & Mock and taking a 30% shareholding in Peters.

To realign the business with changing market conditions, Car Refinishes announced a major restructuring program, involving 10% of its global workforce.

Our main challenge continues to be a balancing act between our unwavering commitment to reducing our cost base in mature markets and at the same time capturing growth opportunities in emerging markets through a combination of selective acquisitions and organic growth.

Report for the year 2004

Chemicals - strong performance improvement; new strategic focus
--------------------------------------------------------------------------------------------------------------------
4th quarter                            Millions of euros                            Full year
-----------------------------------    ----------------------------------------    ---------------------------------
2004         2003*     Change %                                                     2004      2003*     Change %
----------   -------   ------------                                                --------   -------   ------------
                                       Sales

       259       247                   Pulp & Paper Chemicals                           980     1,008
       203       193                   Surface Chemistry                                863       858
       150       143                   Functional Chemicals                             613       604
       154       133                   Base Chemicals                                   575       544
       128       121                   Polymer Chemicals                                494       492
        75        67                   Salt                                             274       267
        44        44                   Energy                                           175       171
       (76)      (65)                  Intragroup sales/other                          (286)     (290)
----------   -------                                                               --------    ------
       937       883               6   Total continued operations                     3,688     3,654              1
        70       192                   Divested operations                              617       816
----------   -------                                                               --------    ------
     1,007     1,075              (6)  Total                                          4,305     4,470             (4)

        89        72              24   Operating income** continued operations          315       261             21
        (1)       17                   Divested operations                               39        80
----------   -------                                                               --------    ------
        88        89              (1)  Total operating income** (EBIT)                  354       341              4

       9.5       8.2                   Return on sales** continued operations, in %     8.5       7.1
       8.7       8.3                   Return on sales**, in %                          8.2       7.6

                                       EVA                                              101        64

       147       167        (12)/4***  EBITDA                                           634       659        (4)/6***
        88        88                   Capital expenditures                             269       241

                                       Invested capital****                           2,043     2,604
                                       Return on invested capital, in %                15.2      12.4
                                       Capital turnover                                1.85      1.63

                                       Number of employees****                       11,890    14,410

-------------------------------------------------------------------------------------------------------------------------

* 2003 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.
**   Excluding nonrecurring items.
***  Continued operations.
**** At December 31.

-    Continued operations - autonomous growth 5%; operating income up 21%
-    Most units benefiting from improved business climate
-    Cost saving programs paying off
- Steeply rising raw material and energy prices - increasing pressure on margins
-    2003 divestment program - completed
-    New strategic focus

Report for the year 2004

Chemicals experienced healthy profit growth triggered by increased global demand. Results were further boosted by cost savings and manufacturing efficiency improvements, partially offset by the impact of increased raw material and energy prices.

Sales and operating income excluding the divested businesses increased on 2003 by 1% and 21%, respectively. Improvements were achieved in particular by Polymer Chemicals, Functional Chemicals, Pulp & Paper Chemicals, and Base Chemicals. Earnings of Salt were under pressure.

During the year the divestments of Catalysts, Phosphorus Chemicals, and Coating Resins were successfully carried out. The divestment program generated proceeds of close to EUR 1 billion, which is above the annual sales of these businesses and reflects their solid value.

Key investment projects in 2004 included the EUR 50 million Pulp & Paper chemical factory island within the Veracel paper mill complex at Eunapolis in Brazil and the start of the EUR 160 million relocation of Chlorine and MCAA plants from Hengelo to Delfzijl, the Netherlands. This project is supported by the Dutch government in order to end chlorine transports by rail in the Netherlands.

Our investment in China now comprises seven factories covering the Polymer, Paper, and Functional Chemicals market segments. Our combined chemicals sales in China in 2004 aggregated some EUR 130 million and are growing rapidly.

2004 was a year of streamlining, restructuring, and consolidation of the R&D activities in and across Chemicals' business units to improve the effectiveness of operations. Despite these organizational changes, exciting breakthrough technologies and products were developed.

Report for the year 2004


---------------------------------------------------------------------------------------------------------------------

C O N D E N S E D   C O N S O L I D A T E D   S T A T E M E N T   O F   C A S H   F L O W S
Millions of euros
Millions of euros (EUR)
                                                                2004                       2003
                                                                -------------------------  --------------------------

                       Total earnings before minority interest          891                        651
                                 Depreciation and amortization          593                        652
                                                                -----------                -----------
                                                     Cash flow        1,484                      1,303

                                    Pretax gain on divestments         (509)                       (30)
                                    Changes in working capital          156                       (119)
                                                   Impairments           74                        138
        Changes in provisions, deferred tax assets and accrued
                                         prepaid pension costs           (1)                       116
                  Retained income of nonconsolidated companies           71                          3
                                                 Other changes           (2)                       (14)
                                                                -----------                -----------

                               Net cash provided by operations                     1,273                      1,397

                                          Capital expenditures         (551)                      (581)
                            Expenditures for intangible assets          (28)                       (27)
                                                  Acquisitions          (80)                      (101)
                                     Proceeds from divestments        1,036                        203
            (Investments)/repayments nonconsolidated companies          (29)                        78
                                                 Other changes            6                        (23)
                                                                -----------                -----------

                    Net cash generated by/(used for) investing
                                                    activities                       354                       (451)
                                                Dividends paid                      (366)                      (370)
                                                                                 -------                      -----
                                                 Funds balance                     1,261                        576

                        Net cash used for financing activities                      (169)                      (342)
  Effect of exchange rate changes on cash and cash equivalents                        (8)                       (27)
                                                                                 -------                      -----

                           Change in cash and cash equivalents                     1,084                        207
                                                                                 =======                      =====
--------------------------------------------------------------------------------------------------------------------

Report for the year 2004

Strong funds balance of EUR 1.3 billion
The funds balance increased from EUR 0.6 billion to EUR 1.3 billion, mainly from divestments and the reduction of working capital. Cash flow from operations decreased somewhat to EUR 1.3 billion.

Capital expenditures were below the 2003 level-mainly attributable to Pharma-and almost at depreciation level. Investments are targeted at priority businesses and regions, particularly China and Central and Eastern Europe. In these areas, growth continued at high rates, and we opened several new factories to participate in this development. Chemicals' investments also include projects in the Netherlands and Brazil.

Acquisition expenditures concerned Timpe & Mock and several other acquisitions at Coatings.

Proceeds from divestments principally related to the sale of Catalysts, Phosphorus Chemicals, and Coating Resins.

Report for the year 2004

----------------------------------------------------------------------------------------------------------------------
C O N D E N S E D   C O N S O L I D A T E D   B A L A N C E   S H E E T

Millions of euros                                              December 31, 2004           December 31, 2003
-----------------------------------------------------------   -------------------------   ---------------------------

                                           Intangible assets*                         561                         590
                                Property, plant and equipment                       3,535                       3,967
                                          Deferred tax assets                         351                         429
             Deferred tax asset for minimum pension liability                         354                         361
                            Other financial noncurrent assets                       1,048                       1,076

                                                  Inventories                       1,978                       2,133
                                                  Receivables                       2,767                       2,671
                                    Cash and cash equivalents                       1,811                         727
                                                              ---------------------------  --------------------------
                                                        Total                      12,405                      11,954
                                                              ===========================  ==========================

                                         Capital and reserves                       3,795                       3,326
                                  Minimum pension liability**                        (759)                       (824)
                                                              ---------------------------  --------------------------
                         Akzo Nobel N.V. shareholders' equity                       3,036                       2,502
                                            Minority interest                         140                         140
                                                              ---------------------------  --------------------------
                                                       Equity                       3,176                       2,642

                                                   Provisions                       2,479                       2,581
                      Provision for minimum pension liability                       1,240                       1,342
                                         Long-term borrowings                       2,694                       2,717
                                        Short-term borrowings                         258                         441
                                          Current liabilities                       2,558                       2,231
                                                              ---------------------------  --------------------------
                                                        Total                      12,405                      11,954
                                                              ===========================  ==========================
                                                      Gearing                        0.36                        0.92

                                             Invested capital                       7,227                       8,117
                                   Return on investment, in %                        15.8                        16.0
                                             Capital turnover                        1.65                        1.55

                       Shareholders' equity per share, in EUR                       10.62                        8.76
                    Number of shares outstanding, in millions                       285.8                       285.7
-------------------------------------------------------------- ---------------------------- -------------------------


* Intangible assets include capitalized prior service costs related to the minimum pension liability of EUR 137 million at December 31, 2004, and of EUR 165 million at December 31, 2003.
** Includes minimum pension liabilities for nonconsolidated companies of EUR 10 million at December 31, 2004 (December 31, 2003: EUR 8 million).

Report for the year 2004

--------------------------------------------------------------------------------------------------------------------

C H A N G E S   I N   E Q U I T Y
                                                                 Minimum            Share-
                                             Capital and         pension          holders'      Minority
Millions of euros                               reserves      liability*            equity      interest      Equity
------------------------------------------   -----------      ----------      ------------    ----------   ---------
              Balance at December 31, 2003         3,326            (824)            2,502           140       2,642
                                    Income           856                               856            35         891
                                 Dividends          (343)                             (343)          (23)       (366)
                 Changes in exchange rates           (42)                              (42)           (4)        (46)
             Employee and Board share plan            (2)                               (2)                       (2)
       Change in minimum pension liability                            65                65                        65
              Changes in minority interest
                           in subsidiaries                                                            (8)         (8)
                                             -----------     -----------      ------------    ----------   ---------
              Balance at December 31, 2004         3,795            (759)           3,036            140       3,176
                                             ===========     ===========      ============    ==========   =========

* Includes minimum pension liabilities for nonconsolidated companies of EUR 10 million at December 31, 2004 (December 31, 2003: EUR 8 million).


Net borrowings down EUR 1.3 billion - balance sheet significantly further strengthened
Invested capital at December 31, 2004, amounted to EUR 7.2 billion, down EUR 0.9 billion on year-end 2003, mainly due to divestments, lower working capital needs, and negative currency translation effects.

Net interest-bearing borrowings were down EUR 1.3 billion to EUR 1.1 billion, which was mainly attributable to the proceeds from divestments. Equity increased EUR 0.5 billion as a result of retained 2004 income. As a consequence, year-end gearing improved to 0.36 (December 31, 2003: 0.92).

Arnhem, February 3, 2005                                The Board of Management

Report for the year 2004

Auditors' Report

We have audited the full-year condensed consolidated statement of income, the condensed consolidated statement of cash flows, the condensed consolidated balance sheet as well as the statement of changes in equity, included on pages 3, 16, 18, and 19, respectively, which have been derived from the 2004 financial statements of Akzo Nobel N.V. as audited by us. We issued an unqualified auditors' report on these financial statements on February 3, 2005.

The statements and balance sheet referred to before are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements and balance sheet based on our audit.

In our opinion, these statements and balance sheet are consistent in all material respects with the financial statements from which they have been derived.

For a better understanding of the financial position and results of the Company and the scope of our audit, these statements and balance sheet should be read in conjunction with the complete financial statements from which they have been derived and the auditors' report we issued thereon.

Arnhem, February 3, 2005                                  KPMG Accountants N.V.

Report for the 4th quarter of 2004

Key Figures

Key Figures
---------------------------------------------------------------------------------
Millions of euros                             4th quarter
--------------------------------------------  -----------------------------------
                                              2004        2003*     Change %
                                              ---------   -------   -------------
              Net income excl. nonrec. items        165       268    (38)/(17)***
                         - per share, in EUR       0.58      0.94

                                  Net income         90       105            (14)
                         - per share, in EUR       0.31      0.37

                                       Sales
                                      Pharma        816       901             (9)
                                    Coatings      1,240     1,164              7
                                   Chemicals      1,007     1,075       (6)/6****
                                       Other        (23)      (29)
                                               --------    ------
                                       Total      3,040     3,111             (2)
                                               ========    ======

                   Operating income** (EBIT)
                                      Pharma        119       285    (58)/(40)***
                                    Coatings         56        82            (32)
                                   Chemicals         88        89      (1)/24****
                                       Other         (9)      (15)
                                               --------   -------
                                       Total        254       441            (42)
                                               ========   =======
                     Return on sales**, in %        8.4      14.2
                           Interest coverage        9.1      11.6
---------------------------------------------------------------------------------


* 2003 figures have been adjusted for a minor regrouping of activities between Coatings and Chemicals.
**   Excluding nonrecurring items.
*** Excluding the initial Pfizer payment for the asenapine cooperation of EUR 88 million received in 2003 (EUR 70 million after taxes).
**** Continued operations.

-    Net income down 14%
-    Net income excluding nonrecurring items down 38%
-    Pharma - earnings in line with expectations
-    Coatings - impacted by raw material prices
-    Chemicals - strong performance

Report for the 4th quarter of 2004

Net income down 14%
Net income excluding nonrecurring items in the fourth quarter was down 38% to EUR 165 million, which is EUR 0.58 per share (2003: EUR 0.94). 2003 earnings benefited from the EUR 70 million after-tax initial payment from Pfizer for the asenapine cooperation. Contributions from growth, cost savings, and lower pension costs did not offset the impact of higher raw material prices, divestments, and weaker key currencies.

Including a net nonrecurring loss of EUR 75 million, fourth-quarter net income was down 14% to EUR 90 million (2003: EUR 105 million). This loss mainly concerned an addition to the antitrust provision of EUR 60 million.

Autonomous growth of 4%
Fourth-quarter sales of EUR 3.0 billion were down 2% on the previous year. Autonomous growth was 4%, with 3% stemming from higher volumes and 1% from increased selling prices. This growth did not offset the net negative effect of currency translation and of divestments and acquisitions, which each had an impact of 3%. Sales developed as follows:


-------------------------------------------------------------------------------------------------------------
                                                                                  Currency       Divestments/
In %                   Total             Volume             Price              translation       acquisitions
---------------------  -----------       ------------       -------------      -----------   ----------------

               Pharma           (9)                (8)                  2               (3)                -
             Coatings            7                  3                   2               (2)                4
            Chemicals           (6)                 8                   1               (3)              (12)
           Akzo Nobel           (2)                 3                   1               (3)               (3)
-------------------------------------------------------------------------------------------------------------

The negative currency translation impact predominantly related to the weakening of the U.S. dollar and various Asian currencies.

Acquisitions principally concerned Timpe & Mock (deco wholesaler in Germany) and AON Motor Accident Management (U.K.), while divestments mainly related to Catalysts and Phosphorus Chemicals.

Report for the 4th quarter of 2004

Operating income down 42%
Operating income for the fourth quarter declined 42% to EUR 254 million. It developed as follows:


-------------------- ----------------- -----------------------------------------------------------------------------------
                                                                    Change from 4th quarter of 2003
                     Operating         -----------------------------------------------------------------------------------
                     income* for 4th                 Operational                       Currency      Lower pension
Millions of euros    quarter of 2004    Total        performance       Divestments     translation   charges
-------------------  ---------------    --------     -----------       -----------     -----------   -------------
             Pharma              119        (166)           (164)**              -              (6)              4
           Coatings               56         (26)            (28)                -              (2)              4
          Chemicals               88          (1)             14               (15)             (3)              3
           Other***               (9)          6               3                                 -               3
                    ----------------    --------     -----------       -----------     -----------   -------------
         Akzo Nobel              254        (187)           (175)              (15)            (11)             14
------------------------------------------------------------------------------------------------------------------

*    Excluding nonrecurring items.
** Includes the effect of the initial Pfizer payment of EUR 88 million for the asenapine cooperation, received in 2003.
*** "Other" mainly comprises pension costs related to former employees of divested operations and results of the (intermediate) holding companies and the captive insurance companies.

As expected, Pharma's operating income substantially declined as the group in 2003 benefited from the receipt of the initial payment from Pfizer of EUR 88 million for the asenapine cooperation. In addition, Organon earnings were impacted by the loss of Remeron (R) revenues due to generic competition in the United States and also increasingly in the rest of the world. Sales of Puregon
(R) and Livial (R) were also under pressure, although they were growing again compared to the third quarter of 2004. The impact of lost sales was partially offset by forceful cost saving measures. Intervet turned in a healthy performance with solid earnings growth. Diosynth's operating income declined to break-even level under the pressure from difficult market conditions. To address this situation Diosynth also implemented cost saving programs. All in all, Pharma's operating income in the fourth quarter was in line with earnings in the previous quarters of 2004.

Coatings performance benefited from 5% autonomous growth, cost control, and lower pension cost. However, this did not offset the impact of steeply increasing raw material prices and weaker currencies. On balance, fourth-quarter operating income dropped 32% to EUR 56 million.

Excluding divestments, the Chemicals operations achieved a distinctly higher operating income, reaping the benefits from growth and restructuring programs, although the businesses were also impacted by increasing raw material and energy prices.

Operating income disclosed as "Other" was positively influenced by decreased pension costs and lower additions to corporate provisions.

Report for the 4th quarter of 2004

Earnings from nonconsolidated companies jumped to EUR 18 million (2003: EUR 6 million), mainly attributable to higher results for Flexsys, Eka Polymer Latex, Methanor, and the Company's remaining 20%-stake in its former Fibers activities. The Turkish printing inks joint venture Dyo Sadolin also did better.

Successful focus on cost - workforce down due to divestments and restructurings During the fourth quarter the Company continued its implementation of cost saving programs, which resulted in a workforce decrease of 740 people during this quarter. Divestments, predominantly Coating Resins, led to a decrease of 920.

Arnhem, February 4, 2005                                The Board of Management


Additional Information
The explanatory sheets used by the CEO during the press                           Akzo Nobel N.V.
conference can be viewed on Akzo Nobel's Internet site at:                        Velperweg 76
www.akzonobel.com/news/presentations.asp                                          P.O. Box 9300
                                                                                  6800 SB Arnhem
                                                                                  The Netherlands
                                                                                  Tel. + 31 26 366 4433
                                                                                  Fax  + 31 26 366 3250
                                                                                  E-mail ACC@akzonobel.com
                                                                                  Internet www.akzonobel.com

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

                                 Akzo Nobel N.V.

Name     :  F.H. Hensel                   Name     :  J.J.M. Derckx
Title    :  Senior Vice President         Title    :  Director Corporate Control
            Finance

Dated    :  FEBRUARY 04, 2005